Fran Stoller Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4935 Main 212.407.4000 Fax 212.214.0706 fstoller@loeb.com

October 16, 2015

Suzanne Hayes Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	AzurRx BioPharma, Inc. Draft Registration Statement on Form S-1

Dear Ms. Hayes:

On behalf of our client, AzurRx BioPharma, Inc., a Delaware corporation (the “Company”), we transmit herewith for submission on a confidential basis to the Securities and Exchange Commission (the “Commission”) the Company’s amended draft Registration Statement on Form S-1 (the “Amended Draft”). The Amended Draft is being filed to respond to the comments set forth in the Staff’s letter dated October 6, 2015 (the “Staff’s Letter”). In order to facilitate your review of the Amended Draft, we have restated and responded, on behalf of the Company, to the comments set forth in the Staff’s Letter:

Prospectus Summary Our Company, page 1
Comment

1. Please describe the meaning and significance of the following terms the first time you use them in this section: Autologous; Recombinant lipase; and Recombinant lactamase.
Response
The first paragraph of “Our Company” has been expanded to provide the meaning and significance of these three terms.

Suzanne Hayes October 16, 2015 Page 2

Risk Factors, page 5
Comment
2. Under an appropriately titled risk factor, please discuss the risk associated with Mr. Spoor also being the president and chief executive officer of FluoroPharma Medical, Inc. The discussion should include the amount of time that Mr. Spoor will be able to allocate to his role as an executive officer.

Response
A new risk factor entitled “Our President currently serves as an executive officer of another public biotechnology company and will be unable to devote his full business time and attention to AzurRx” has been included on page 15 of the Amended Draft.

We may be required to suspend, repeat or terminate our clinical trials if they..., page 8
Comment
3. Please revise your disclosure to provide a brief description of cGCPs and cGMPs when you first reference them in this risk factor. In addition, please clarify that cGMP stands for current good manufacturing practices.

Response
The above-referenced risk factor has been expanded to include a brief description of cGCPs and cGMPs and to provide the meaning of the acronym cGMP.
We may form or seek strategic alliances or enter into additional licensing..., page 9
Comment
4. Please move the last two paragraphs of this risk factor to their own appropriately titled risk factor which discusses your reliance on third party manufacturers and suppliers In this regard, we note that the information in the last two paragraphs is not related to future strategic alliances and licensing arrangements.

Response

The last two paragraphs of the above-referenced risk factor are now included under a new risk factor entitled “We rely completely on third parties to manufacture our preclinical and clinical pharmaceutical supplies and expect to continue to rely on third parties to produce commercial supplies of any approved product candidate, and our dependence on third party suppliers could adversely impact our business”, which title was inadvertently dropped in the initial filing.

Suzanne Hayes October 16, 2015 Page 3

Our success will depend upon intellectual property, proprietary technologies..., page 10
Comment
5. Please expand your risk factor disclosure to describe whether you or Mayoly is responsible for enforcing the patents related to MS1819.
Response
The above-reference risk factor has been expanded to disclose that Mayoly is responsible for enforcement of the MS1819 patents.
Use of Proceeds, page 22
Comment
6. Please revise your disclosure for each of the listed purposes to provide the amount of proceeds intended to be used for each such purpose. Please see Item 504 of Regulation S-K for guidance. Please also make conforming changes throughout your prospectus as applicable.

Response
The disclosure under “Use of Proceeds” has been expanded to include a breakdown of the allocation of proceeds among the listed purposes, as well as language regarding the basis of such breakdown and the possible reallocation of such proceeds among the stated purposes.  Where appropriate, we have made conforming changes throughout the prospectus.

Comment
7. Please expand your disclosure regarding the proceeds to be used for development of MS1819 and AZX1101 to describe how far in the development process you estimate the allocated proceeds from this offering will enable you to reach for each product candidate.

Response
Disclosure has been added under the new bullet points in “Use of Proceeds” setting forth the Company’s expectations with respect to how far in the development process the allocated proceeds will enable the Company to reach in each of the two programs.

Suzanne Hayes October 16, 2015 Page 4

Description of the Business Product Programs MS1819, page 34 Comment
8. Under the appropriate subsection for MS1819, please disclose when an investigational new drug application (“IND”) was filed for the commencement of clinical trials for the product candidate, the name of the trial sponsor and the subject of the IND. If an IND has yet to be filed with the FDA, please explain whether you plan to file one for your upcoming Phase 2b clinical trial.

Response
Disclosure has been added under the subheading “History of the Program” to provide the information regarding the IND filing and trial sponsor requested in the Staff’s Letter.
Background, page 34
Comment
9. Please describe the meaning and significance of the following terms when you first use them in this section: Amylase; Proteases; Glycosidase; Gastric pepsin; and Intestinal peptidases.
Response
The disclosure under “Background” has been expanded to provide the meaning and significance of these five terms.
Pre-clinical Program, page 35
Comment
10. Please provide the meaning of the acronym CFA when you first use it in the first paragraph of this section.
Response
The meaning of the acronym CFA has been added to the first paragraph of this section.
Comment
11. In the second paragraph of this section, we note your disclosure, “At doses ranging from 10.5 to 211 mg, MS1819 increases the CFA by +25 to +29% in comparison to baseline (p<0.05 at all doses), whereas the 2.5 dose had milder activity.” Please expand your disclosure to provide the meaning and significance of “p-values” and to clarify that the increases in CFA was statistically significant. In addition, please explain the relationship between “statistical significance” and “p-values” and the significance of p-values to the FDA’s evidentiary standards of efficacy.

Suzanne Hayes October 16, 2015 Page 5

Response
The disclosure has been expanded to include an explanation of p-values and their relationship to statistical significance, as well as to clarify the statistical significance of the CFA increases.
Clinical Program, page 35
Comment
12. We note that the primary endpoint of the phase/IIa clinical trial of MS1819 was defined as the relative change in steatorrhea in comparison to baseline. Please expand your disclosure to quantify the baseline measure, to describe how the change in steatorrhea was measured and to describe the results of the trial which yielded a non-statistically significant difference of the primary endpoint. In describing the results of the trial, please explain the meaning of and difference between intention-to-treat and per-protocol analysis.

Response
The disclosure has been expanded to provide that quantitative and qualitative disclosure requested in the Staff’s Letter.
Agreements and Collaborations Mayoly Agreement, page 36
Comment
13. Please expand your disclosure to provide the duration of the amended and restated joint research and development agreement with Mayoly. To the extent that the duration of the agreement is conditioned on the expiration of intellectual property rights, please also provide this expiration date.

Response
The disclosure has been expanded to include the term of the Mayoly Agreement, including the latest expiration date of the current series of issued patents covered by the agreement.
INRA Agreement, page 37
Comment
14. Please revise your description of the INRA agreement to disclose the duration and termination provisions.

Response

The disclosure has been expanded to include the term of the agreement between Mayoly and INRA, including the latest expiration date of the current series of issued patents covered by the agreement, as well as the earlier termination provisions.

Suzanne Hayes October 16, 2015 Page 6

Intellectual Property, page 38
Comment
15. Please revise your disclosure for your patent portfolio for MS1819 and AZX1101 to describe whether the patents and patent applications are owned or licensed, identify the licensing parties, and disclose the expiration date of issued patents and the expected expiration date of your MS1819 patent application discussed in the third bullet point and the patent application for AZX1101 if they are approved.

Response
The disclosure has been expanded to clarify the basis for the Company’s rights to its patents portfolio, to identify the licensing parties and to disclose the expiration date of the issued patents.  The expiration dates of the patent applications are tied to the date of issuance and, because of the uncertain and often lengthy patent office process, cannot be determined at this time.  However, the Amended Draft includes a general statement regarding the expiration of patents once they are issued.

Directors and Executive Officers, page 45
Comment
16. Please revise the table in this section and Mr. Spoor’s background information to list Mr. Spoor’s current positions with the company. In this regard we note that Mr. Edward J. Borkowski was named Chairman of the Board on September 2, 2015, yet Mr. Spoor’s background information states that he has served as the Chairman since 2014. In addition, Mr. Spoor has signed the registration statement as PEO, PFO and PAO; however, none of these positions are mentioned in this section.

Response
The table and Mr. Spoor’s background information have been revised to accurately state the period for which he served as Chairman of the Board.  We have removed the reference to Mr. Spoor as principal executive, financial and accounting officer from his title on the signature page, as such roles are not official positions with the Company. These designations remain inside the parentheses following Mr. Spoor’s individual signature as required by the Securities Act.

Executive Compensation Summary Compensation Table, page 48
Comment
17. Please revise your summary compensation table to provide Mr. Spoor’s and Mr. Dupret’s positions for the time period covered by the table.

Suzanne Hayes October 16, 2015 Page 7

Response
The table has been revised to include such individuals’ positions with the Company during the period presented.
Employment Agreement, page 49
Comment
18. Once the employment agreement with Mr. Spoor has been finalized, please expand your disclosure to describe the material terms of the agreement.
Response
The Company and Mr. Spoor have not yet finalized the terms of the proposed employment agreement; however, the Company notes its obligation to provide the material terms thereof once that occurs. The Amended Draft now contains a description of the material terms of the current consulting agreement with Mr. Spoor’s company, JIST Consulting.

Certain Relationships and Related-Party Transactions, page 52
Comment
19. Please file the agreement with JIST Consulting as an exhibit.
Response
The agreement with JIST Consulting has been filed as exhibit 10.4 to the Amended Draft.
Consolidated Statements of Operations and Comprehensive Loss, page F-5
Comment
20. Please address the following and make conforming changes to the statement of cash flows as necessary:

Since AzurRx was incorporated on January 30, 2014, revise the starting date of its pre-acquisition period presented to the inception date.

Provide the prior year comparative interim financial statements from inception (January 30, 2014) to June 30, 2014.

Tell us why you have provided pre-acquisition amounts for AzurRx for the period from 01/01/14 through 05/31/14 and post-acquisition amounts for the period from 06/01/14 through 12131/14 and from 06/01/14 through 06/30/14.

Suzanne Hayes October 16, 2015 Page 8

Response
As discussed with the Staff, the financial statement presentation, including the statement of cash flows, included in the Amended Draft has been revised in response to this comment in order to enable an investor to make a clearer comparative judgment.

Notes to Consolidated Financial Statements, AzurRx BioPharma, Inc., June 30, 2015, December 31, 2014 and Predecessor for December 31, 2013

Note 1 — The Company and Basis of Presentation Significant Accounting Policies Bases of Presentation and Principles of Consolidation, page F-8

Comment
21. Please note that there cannot be a lapse in the audited financial statement periods. Provide audited financial statements of the predecessor for the period prior to its acquisition (January 1, 2014 through June 12, 2014). To the extent you choose to use June 1, 2014 as the acquisition date for the financial statement purposes, please state that there was no material transaction between June 1, 2014 and June 13, 2014.

Response
This will confirm that all of the financial statements of the predecessor included in the Amended Draft have been audited.  In addition, Note 1 has been expanded to state that there were no material transactions between June 1, 2014 and June 13, 2014.

Note 2 - Significant Accounting Policies Fair Value Measurement, page F-9
Comment
22. Please tell us why you have not included the contingent consideration liability in your fair value disclosures.
Response
Note 2 has been expanded to include the contingent consideration liability in the Company’s fair value disclosures, including a description of the valuation methodology and significant inputs used.
Note 6 — Acquisition, page F-13
Comment
23. Please tell us and disclose how the $4.9 million fair value of the preferred stock was derived.

Suzanne Hayes October 16, 2015 Page 9

Response
Note 6 has been expanded to set forth the basis for the preferred stock valuation.
Comment
24. Please separately describe and quantify the projects acquired. To the extent it is not clear from the description of the IPR&D acquired, please also explain why it is already being amortized.
Response
Note 6 has been expanded to include the descriptions and quantifications referenced in the Staff’s Letter.
Note 15 — Agreements, page F-20
Comment
25. Please disclose how much was paid under the Mayoly agreement. In addition, quantify and describe the event that will trigger the milestone payment obligation.
Response
The disclosure has been expanded to disclose the amount paid to Mayoly under the agreement and to provide information regarding the Company’s milestone payment obligation.
Exhibits
Comment
26. Please refile exhibit 10.2 with the exhibits to the agreement.
Response
Exhibit 10.2 has been refiled with the exhibits, except for Exhibit G (Reciprocal License Agreement).  Exhibit G is a copy of an agreement between two French entities to which the Company is not a party and is outside the purview of the Company’s relationship with Mayoly.  Accordingly, the Company does not believe this agreement is material or relevant to investors. Please note that confidential treatment has been requested for a portion of such exhibits.

Suzanne Hayes October 16, 2015 Page 10

Other Comments

Comment

27. We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

Response
The Amended Draft does include a number of additional exhibits and the Company understands that the Staff may have comments on these materials.
Comment
28. Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response
This will confirm that the graphics included in the Amended Draft are the only graphics the Company will use in its prospectus.
Comment
29. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications

Response
To date, no written communications, as defined in Rule 405 under the Securities Act, have been presented by or on behalf of the Company, to potential investors in reliance on Section 5(d) of the Securities Act.  The Company acknowledges its obligation to provide such communications to the Commission on a supplemental basis.

Should you have any questions concerning any of the foregoing please contact David Levine at (212) 407-4923 or the undersigned at (212) 407-4935.

Sincerely,

/s/ Fran Stoller
Fran Stoller
Partner